January 23, 2012

Mark Goshko
617.261.3163
Fax: 617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

RE:	ASGI Corbin Multi-Strategy Fund, LLC
File No.: 811-22517

Dear Ms. O’Neal-Johnson:

We have received the Staff’s comments on the amended registration statement filed on Form POS AMI on November 9, 2011 (the “Registration Statement”) for ASGI Corbin Multi-Strategy Fund, LLC (the “Fund”).  The Staff’s comments were received telephonically on December 22, 2011 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the Registration Statement followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

PRIVATE PLACEMENT MEMORANDUM

1.	In the “Memorandum Summary, The Fund’s Investment Program – Direct Investments by the Fund and Investments of Investment Funds,” you have added the following sentence:

At any time, the Investment Funds in which the Fund invests or the direct investments of the Fund may include or exclude, or be focused in, any of these types of investments or other investments, strategies or asset classes that are not described herein.

As a supplemental response, please confirm that any such investments, whether direct or indirect through Investment Funds, will be consistent with the Fund’s investment objective.

Response: As a supplemental response, to the extent that the Fund undertakes any such investments, such investments will be consistent with the investment objective of the Fund.

2.
In the “Memorandum Summary, Expense Limitation Agreement” please disclose in bold that ordinary fund-wide operating expenses do not include Acquired Fund Fees and Expenses (i.e. fees and expenses paid to Investment Funds and Investment Managers).

Response: Although we believe that the Fund adequately and plainly discloses that ordinary fund-wide operating expenses exclude Investment Fund and Investment Manager fees and expenses (and also note that such expenses are not part of the Fund’s financial statements), the requested change will be made.

3.
In the “Memorandum Summary, Expense Limitation Agreement,” please confirm supplementally that the Adviser is not permitted to recover expenses it has borne more than three years following the end of the fiscal year in which the Adviser deferred a fee or reimbursed an expense.

Response:  As a supplemental response, the Adviser is not permitted to recover deferred fees or reimbursed expenses more than three years after the end of the fiscal year in which such fees were deferred or expenses reimbursed.  We note that the fee table also so states.

4.	In the Fund’s Fee Table, please reinsert the term “Sales Load” under the “Member Transaction Expenses.”

Response:  Respectfully, the Fund does not believe the requested change necessary.  In this respect, we note that the term “sales load,” as defined by Section 2(a)(35) of the Investment Company Act of 1940, as amended, refers only to the “price of a security to the public,” and the Fund is not sold publicly.  The term “Placement Fee” is the terminology used throughout the Registration Statement and is the legally accurate term to describe the fee charged in connection with a private placement.

5.	In the Fund’s Fee Table, please delete the reference to “(12b-1)” under “Annual Expenses” since Rule 12b-1 is applicable only to open-end management investment companies.

Response:  We respectfully note that the disclosure will be retained in order to comply with applicable requirements.  As a condition to the exemptive order allowing the Fund to issue multiple classes that the Fund received from the

Securities Exchange Commission on October 17, 2011,1 the Fund may only charge such fees in accordance with a plan adopted pursuant to Rule 12b-1 as if the Fund were an open-end management investment company.  Accordingly, since the Investor Distribution and Servicing Fee is subject to, and has been approved and implemented consistent with, Rule 12b-1, we believe it is appropriate for that reference to remain.  This also is consistent with other disclosure discussing such plan.

6.	Under “INVESTMENT PROGRAM OF THE FUND – Fundamental Investment Policies,” please verify that the Fund’s policy on not concentrating in any industry, reflected in the last bullet, has not changed.

Response:  The Fund’s fundamental policy on concentration has not itself changed.  The Fund has merely clarified with detail its existing policy on not concentrating in any industry to expressly state Staff guidance on the meaning of industry concentration in the fund of hedge funds context, based on previous discussions with the Staff.  The Fund has never indicated that it would concentrate in any industry.

7.
Please confirm supplementally that the Fund is relying on the Staff guidance in Massachusetts Mutual Life Insurance Co., (Sep. 28, 1995) (“MassMutual”) with respect to the presentation of Predecessor Fund performance in Appendix A to the Registration Statement.

Response: The Fund is relying on the position set forth in MassMutual.

8.
When presenting predecessor fund performance under MassMutual, performance may be shown in one of two ways: (1) net of the Predecessor Fund’s actual fees and expenses; or (2) adjusted to reflect the fees and expenses of the Fund but without the application of the Expense Limitation Agreement.  Please adjust the performance presentation accordingly.

Response:  We respectfully believe the performance presented is consistent with Staff guidance in MassMutual.  The funds in MassMutual proposed to show predecessor performance adjusted to reflect the anticipated expenses of the registered investment company net of management fee waivers, as set forth in the fund’s fee table.  The Staff did not object to the proposed method of calculation, primarily because the adjusted performance would be a one-time recalculation that would not be updated to reflect future changes in fund expenses and because the adjusted performance would be no higher than would result from the use of actual expenses paid by the predecessor accounts.

____________________

1In the Matter of ASGI Agility Income Fund et. al., Investment Company Act Release No. 29837 (October 17, 2011).

As in MassMutual, the Predecessor Fund performance presented in Appendix A reflects the Expense Limitation Agreement, as well as the other fees and expenses set forth in the fee table for Class I Units.  With respect to Predecessor Fund performance, we do not believe it would be appropriate to ignore the Expense Limitation Agreement, which reflects a binding contractual obligation of the Adviser to limit the Fund’s expenses.  Furthermore, the Fund represents that it does not intend to adjust the recalculated performance based on future changes in the Fund’s expenses and also that the Predecessor Fund performance, as adjusted, is no higher than actual Predecessor Fund performance.

9.
In Appendix A, as required under MassMutual, please disclose that the Predecessor Fund’s investment policies, objectives, guidelines and restrictions are in all material respects equivalent to those of the Fund.

Response:  We note that the disclosure currently states that the Fund’s investment program is “substantially similar” and “materially equivalent” to the Predecessor Fund.  Nonetheless, the requested change will be made.

10.	Please move the Annualized 1-year, 3-year and Since Inception performance table so that it is the first performance presented in Appendix A.

Response: The requested change will be made.

*           *           *

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko